[CLEARANT, INC. LETTERHEAD]

April 20, 2005

BY EDGAR AND U.S. MAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of Mergers and Acquisitions
450 Fifth Street, N.W.
Washington, D.C. 20549-0303
Attn: Mara L. Ransom, Special Counsel

Re:	Clearant, Inc.
Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder
Filed April 1, 2005
File Number 5-80638

Dear Ms. Ransom:

     In connection with your comments to the Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder filed by Clearant, Inc. (the “Company”) on April 1, 2005, the Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully yours, CLEARANT, INC.
By:	/s/ DONALD J. LEWIS
Donald J. Lewis
Chief Financial Officer

[GREENBERG TRAURIG, LLP LETTERHEAD]

John C. Kirkland
Tel. 310.586.7786
Fax 310.586.0286
KirklandJ@gtlaw.com

April 20, 2005

BY EDGAR AND U.S. MAIL

Mara L. Ransom, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:	Clearant, Inc.
Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder
Filed April 1, 2005
File Number 5-80638

Dear Ms. Ransom:

By letter dated April 11, 2005 from the staff of the Securities and Exchange Commission (“Staff”), the Staff made comments to the Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder filed by our client Clearant, Inc. (the “Company”) on April 1, 2005. On behalf of the Company, we are responding to the comment letter in the following numbered paragraphs, which correspond to the paragraph numbers in the comment letter.

Security Ownership of Certain Beneficial Owners and Management, page 5

1.	In the future, please note that the footnotes to the beneficial ownership table should identify the natural person who controls, i.e., voting or investment power, the stock owned by the entities listed in the table. See Exchange Act Rule 13d-3. For example, you should have disclosed the natural person who controls the common

Mara L. Ransom, Esq.
April 20, 2005

stock owned by Biomedicine, L.P., Rock Creek Partners II, Ltd., and Affinity Ventures III, L.P.

RESPONSE. In the future, the footnotes to beneficial ownership tables will identify the natural persons who control the stock owned by listed entities. The Company’s proxy statement on Schedule 14A for its 2005 annual meeting of stockholders will disclose the natural persons who control the common stock owned by Biomedicine, L.P., Rock Creek Partners II, Ltd., and Affinity Ventures III, L.P.

2.	We note that some of your shareholders beneficially own greater than 5% of your common stock as a result of the merger. Our records indicate, however, that none of these persons has filed beneficial ownership reports on Schedule 13D or 13G pursuant to Sections 13(d) and 13(g) of the Exchange Act of 1934 and Rule 13d-1. Please advise.

RESPONSE. We note that Biomedicine, L.P., Rock Creek Partners II, Ltd., Terren S. Peizer and Affinity Ventures III, L.P. have now filed Schedules 13G pursuant to section 13(g) of the Exchange Act of 1934 and Rule 13d-1.

Committees of the Board of Directors, page 7

3.	In the future, please revise to ensure that you have provided all of the information required pursuant to Item 7(d) of Schedule 14A, including information regarding the lack of a nominating committee and shareholder communications, or tell us why you do not believe additional information is required. Note that even where the company does not have any defined policy or procedures for the nomination of directors and shareholder recommendations, provide the basis for the board’s apparent view that it is appropriate not to have a policy regarding the consideration of director candidates recommended by security holders. See Item 7(d)(2(ii)(F) of Schedule 14A. Also, describe the procedures to be followed by security holders in submitting director nominations, in accordance with Item 7(d)(2)(ii)(G) of Schedule 14A. Please also provide the disclosure required pursuant to Item 7(d)(2)(ii)(I) and (J) of Schedule 14A as your current disclosure indicating that “[y]our directors will consider any nomination and will consider such nomination in accordance with his or her fiduciary responsibility...” is not descriptive enough and appears to be boilerplate disclosure.

RESPONSE. In the future, the Company will provide all of the information required pursuant to Item 7(d) of Schedule 14A. The Company’s proxy statement on Schedule 14A for its 2005 annual meeting of stockholders will (1) note that the Company has now created a standing Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee, (2) provide the required disclosures and information regarding each of the committees, and (3) attach copies of their charters as exhibits.

Mara L. Ransom, Esq.
April 20, 2005

Closing Comment

The requested acknowledging statement from the Company is filed concurrently herewith.

If you have any questions or further comments, please feel free to call me directly at (310) 586-7786.

Sincerely,

/s/ JOHN C. KIRKLAND

John C. Kirkland

JCK:mb

cc:	Mr. Donald J. Lewis
Andrew Jacobson, Esq.